November 8, 2022

Mr. David Orlic

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Neiman Funds (the "Trust" or the "Registrant") File Nos. 811-21290 and 333-102844

Dear Mr. Orlic:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on September 19, 2022, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Advisors Capital Active All Cap Fund (the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to this letter.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of relevant sections of the prospectus is attached to aid in your review.

General

Comment 1. Please submit by correspondence to the SEC staff a completed fee table and expense examples at least five business days prior to the Fund's effective date.

Response. The Registrant has included a completed fee table and expense examples in an attachment to this response letter.

Prospectus

Comment 2. As the Fund intends to employ a fund-of-funds strategy, please supplementally describe how the Fund intends to comply with the fund-of-fund limitations of Section 12(d) of the Investment Company Act of 1940, as amended.

Response. The Registrant notes that the Fund will comply with the 3%/5%/10% limits of Section 12(d), by employing two approaches. First, when the Fund is relatively small it will rely upon Section 12(d)(1)(F) to exceed the 5%/10% limits and will not invest in another investment company beyond the 3% limit. Second, assuming the Fund becomes relatively large, it will also rely upon Rule 12d1-4 to exceed the 3%/5%/10% limits of Section 12(d), which require execution of an investment agreement as well as other conditions related to findings and evaluations.

Comment 3. If the Fund intends to acquire more than 25% of an affiliated fund, please amend the prospectus to disclose each such that fund's (i) name, (ii) principal investment strategy, and (iii) principal investment risks.

Response. The Registrant notes that the Fund does not invest in affiliated funds.

Comment 4. Under the Principal Investment Risk disclosures, Sector Risk identifies the healthcare sector and the information technology sector. Please revise principal investment strategies to indicate how these sectors factor into the Fund's strategy of remove from the risk disclosure.

Response. The Registrant has amended risk disclosures to remove these example sectors.

STATEMENT OF ADDITIONAL INFORMATION

Comment 5. In the fundamental investment policy description of concentration policy, please change "No" Fund to "The" Fund as the current presentation could lead to investor confusion.

Response. The Registrant has made the requested amendment.

PART C

Comment 6. Please assure that all required exhibits, such as advisory agreements, are included in the amendment to the registration statement.

Response. The Registrant undertakes to assure that all required exhibits are included in the amendment to the registration statement.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or Jeff Provence at 619-588-9700 x 101 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport

Attachment